Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

March 11, 2011

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination transaction, NYSE Euronext and Deutsche Börse AG expect that Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, will file a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. When available, NYSE Euronext will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and Holding will mail the offering prospectus to Deutsche Börse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Börse AG. NYSE Euronext and Deutsche Börse AG also expect that Holding will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”).

Investors and security holders are urged to read the proxy statement/prospectus and the offer document regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s Web site at www.nyse.com and Deutsche Börse AG’s Web site at www.deutsche-boerse.com. The offer document will be made available at Holding’s Web site at www.global-exchange-operator.com following clearance by the BaFin.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. Holding reserves the right to deviate in the final terms of the public offer from the basic information described herein. Investors and holders of NYSE Euronext shares and Deutsche Börse AG shares are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published, since they will contain important information.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Holding. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

PARTICIPANTS IN THE SOLICITATION

NYSE Euronext, Deutsche Börse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Börse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Börse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Transcript of presentation by NYSE Euronext Chief Financial Officer Michael Geltzeiler at the Citi Financial Services Conference on March 10, 2011:

Mike Geltzeiler: Thanks, Mike. Pleased to be here today. There is plenty going on at NYSE Euronext. And what I thought we would do is I’d begin with a overview of our core operations, talk a little bit about our 2011 operating plans, and then I’ll address our merger with Deutsche Boerse.

A little bit about our company for those of you that would be new to the story. NYSE Euronext was founded in — through a merger in April 2007. And since that time, the company has been executing a strategy to create a global marketplace.

These are some of the characteristics that we say differentiate us from others in the markets: our brands, NYSE, Liffe, Euronext, the diversification of both the revenue sources and asset classes, our global footprint and presence, and our technology. Over the last couple years, we have worked hard to harmonize our technology, our trading platforms [onto] world-class solutions. We’ve also most recently moved into our two new data centers in the US and Europe. And, of course, our people.

This chart shows you how we operate. Currently the most diverse exchange group, we’re a multi-asset exchange. We trade cash equities, options, futures, fixed income. We have clearing assets and we’re also in the over-the-counter derivative space.

Mostly in the US and Europe. We also have some partners in Asia and South America.

As we started to execute our strategy, we realized that there was an opportunity in the technology side as well. So we’ve been expanding our technology services and information business to provide those types of support to the financial community. And as we look to conclude on the merger with Deutsche Boerse, we think this diversification will expand further with adding their clearing operations, as well as their post-trade Clearstream business.

Most of you are familiar that the NYSE is the premier global listing venue. All-in-all, this has been a solid cash cow in business for our company. We have seen, starting in the second half of last year, the IPO markets improving. We’re getting more than our share of international from IPOs. We’ve also been investing in expanding the services we provide to listed companies. Last year we acquired a small company called the Corporate Board Member, and we also have a partnership with the Corporate Executive Board, and we were able to add those services to the suite of products that we offer listed companies.

We also, in addition to soliciting IPOs, we had a pretty successful year last year where 14 companies transferred to the NYSE from other exchanges, and only three companies actually transferred out of the NYSE. And 2011 is off to a pretty favorable start.

This chart lays out our corporate strategy that we developed about a year or so ago. It pretty much kind of talks about where we are, where we’re heading, and even really helps you understand a little bit more why we decided to merge with Deutsche Boerse. I mean, we’re endeavoring to empower the world’s capital market community with — to both innovate and collaborate. We want to operate the most important capital markets in the world. We want to connect our community to a wide distribution network, as I said, deliver our products, and we also want to deliver technology and leverage our technology investments to help our clients run their businesses more effectively. And we believe that the merger with Deutsche Boerse will enable us to further effect this strategy.

Showing you a little bit about our financials, in 2009, the company had a kind of challenging financial year, in absolute terms, versus 2008. It was the year after the financial crisis where a lot of companies kind of just battened down the hatches. We focused that year on launching a number of new business initiatives that would help drive incremental revenues and also to significantly reduce our cost position.

So, though, for the year, 2009 was below 2008, what you see by this chart is that, for five consecutive quarters, lasting to Q2 2010, we were able to grow sequentially our revenues and our EPS. In the second half of last year, we started to get hit with some negative foreign exchange exposure as well as volumes tapered off as volatility was reduced in the second half. So you see that our earnings and our revenues decline a little bit in the second half.

But for 2010 as a whole, we did report higher revenues, op income, and EPS than 2009. And I’m pleased to report, as I’ll show you in a few slides, that the volatility has picked up a little bit and volumes are significantly higher in the first two months of 2011 than we saw in the second half of last year.

One of the things we did last year — and I think it’s important to keep showing this to shareholders — is, in March 2010, we launched three new global business segments, and this is what they are. Previous to this we used to report our numbers in our business as US and Europe. We’re now a global derivative business we have global cash trading and listings operations, the information services and technology solutions division, then we have a small corporate segment.

This segmentation was done not just to present our financials externally, it’s how we run the business. We have a senior executive responsible for each of these three areas, and they have a worldwide brief. We believe that this complicated business that we run, laden with assets, as you can see on this chart, when put into these segments, actually provided significantly better investor transparency. And we thought and experienced last year that it helped us unlock some of the value that we thought was inherent in our company, but was maybe getting lost in the way we were reporting previously.

We’re now sort of allowing investors to do a sum of the parts valuation of the company. So if you follow our space, you’ll see that derivative businesses on the whole have about a 70% premium to traditional cash trading and listings businesses. What people didn’t know about our portfolio is 50% of our profits come from derivatives, yet with a name like NYSE, people have the connotation that we were principally a cash trading and listings business.

This chart’s a little tough to see, but it’s a good chart. We show for the last eight quarters for each of our three segments, how we performed, revenues and operating income. And what you see is that the performance for these three segments sort of reflects the strategy as well as where we’re investing our dollars. If you look at cash trading and listings, we see this as kind of a cash cow business. It’s an excellent business with good margins, but it’s a stable business. It’s stable because we’ve been able to stabilize the pricing as well as the market share in both US and Europe, had some price increases, actually, in the US, and really the volatility in revenues and profits is now really coming down to market volumes and not necessarily market share or prices.

On the derivative side we have a number of our growth initiatives in there. So as you can see, the first six quarters of this chart through the second quarter, we had significant revenue growth. That was tied to higher volumes, more volatility, but also our Liffe clearing initiative, some launch of some new products, and going forward into 2011, we’re launching our US interest rate futures which we’re very excited about. The second half, or Q3-Q4 falloff in derivatives was really attributed, again, to the volume decline.

The information services and technology segment is cool in that it really is not tied to volume. So to have a nice stream of our revenues that continues to grow sequentially, is tied — and has an 80% recurring revenue base, is a nice stabilizer and diversification for our revenues. The key to this business is we’ve actually launched an initiative when we first laid out these segments, that our technology business has about $360 million of revenue and our intentions to make it a billion dollar business by 2015, obviously implying double digit growth for that period of time. And we’re also looking to double our margins.

So this business historically, we had a lot of startup-type initiatives and historically has been operating at a relatively low margin. You see as low as 13%. We’re very pleased to see in the fourth quarter of last year we actually already have the margin up to 25%, our long-term — meeting the long-term goal for margins in this business is 25% to 30%.

One more thing on diversification. If we presented our story to you say two or three years ago, 70% of our revenues would have been tied to volume, to transactions. In 2010, only 48% were tied to transactions as we diversify our revenue sources elsewhere.

Likewise, when you look at our revenue by segment, you see that cash trading and listings in 2009, was 57% of our revenue, it’s now down to 49%, because as I mentioned, the technology and the derivatives businesses are growing. Technology has grown from 14% of revenues to 18% of revenues and derivatives in revenue terms is down from 29 to 33. If I showed you a profit chart, derivatives would be 50% of our profits because it’s the highest margin business.

A brief overview of the priorities for this year. We released this chart in February when we had our earnings call. First point is a key initiative that’s come into play in the first quarter. We are launching our — finally our New York Portfolio Clearing initiative and debuting interest rate futures on the Liffe US platform. I’ll talk about that further in a second.

We’re also continuing to accelerate our NYSE technology business growth. We’ve targeted 15% revenue growth, or north of 15% revenue growth for 2011 for this business. Our data centers are now live. The final business, Arca, is moving into the data center this month. We are launching and rolling out our [matted] services suite of products. We mentioned a sale to Warsaw that we made last year that’s actually being delivered this year. We’re helping Goldman Sachs with their Sigma X initiative, their MTF project. That’s also looking to go live shortly. So a combination of organic growth, leveraging the technology investments we’ve made and these matted services agreements, we’re very comfortable with the revenues for this business.

We were and are continuing to build out our two new clearing houses in Europe, which is a pretty big initiative that was targeting cost saves in ’12, and about $100 million of incremental revenue in ’13. We’re revisiting this a little bit in light of the fact that should we go forward with the merger, the — Deutsche Boerse already has a cash clearing and futures clearing operations, very successful ones, in Europe. So the opportunity to sort of integrate our sort of build initiative and our Liffe clearing initiative with what they have is clearly one of the synergies and one of the things we’ll be pursuing. But that is a significant revenue and margin opportunity for the company.

We continue to, as I said, put the final touches. I know those of you that have been shareholders have been a little bit patient. It’s kind of been a three-year technology build. We are now in our data centers. We’re on UTP and we’re really live with what we think to be world-class best of breed technology.

We’re going to continue our cost discipline. So besides the revenue and the new business initiatives, we have given guidance for costs to be lower in ’11, than 2010, despite a number of new initiatives. And we’re also, with our data center builds behind us beginning to reduce our capital expenditure levels back down to what we call maintenance levels, which is about $200 million. A couple years ago, we were spending up to $450 million on CapEx as we were building these data centers. This means more cash flow for the company, more cash flow for shareholder value-type activities.

A couple slides on some of these new initiatives and then I’ll talk about the merger. So as I said, the most exciting of our new initiatives this year, after about a year in planning, is the launch of our New York Portfolio Clearing initiative and interest rate futures through our NYSE Liffe US effort. As this chart says, we’ve now finally gotten the approval for our DCO, as well as our cost margining and our approval from the CFTC and the SEC.

We have announced March 21st as the launch date for Eurodollar futures, and on March 28th, we’ll be launching the US treasury futures and the bond futures. We’re very excited about this. We think this offers a complementary, unique product offering to the US interest rate future market that focuses on margin and capital efficiency using a unified approach to risk and a single-pot approach to margin determination.

Talked a little bit about volumes. We sometimes say in the short term you really can’t control this, it’s controlled more by volatility. What this chart shows you is we have four venues that we operate in. And this shows you the volumes for the first two months of this quarter, and you can see, with the exception of the US cash, volumes are off to a very good start this year. If I start with the left-hand quadrant, you see our Liffe business, which is our European derivative business. The most important numbers on this chart is the light green, which is the full service connect [volumes]. And you see there that for the first two months we’ve been averaging 3.8 million contracts, daily contracts. That’s up from 2.8 million in Q4, and in line with the very robust Q1 and Q2 we had last year.

If you look at the US options business, the volumes have even been higher. First two months have been averaging 4.4 million contracts, up significantly on the first quarter and on the fourth quarter of last year. And European cash has been a really pleasant surprise for us as well. We — the first two months of this year averaged almost 1.8 million trades. That compares to 1.3 million in the first quarter of last year and 1.4 in the fourth quarter last year.

So when I showed you that chart that showed a really nice sequential progression in our revenue and EPS and a little bit of a fall-off in Q3/Q4, it was mostly due to the volumes. And we’re pleased to see as we move into a new year and — that we’re starting to see an improvement in volume.

On the US cash, the situation’s kind of stable. We’re a little higher in the first two months than we were in the fourth quarter and a little below the first quarter of last year, but significantly off the kind of volumes we saw the last couple years.

I talked about our technology business. A few years back, we saw an opportunity. We saw a changing dynamic in the — with the global financial markets, where there was an increased need for market participants for leading-edge technology and infrastructure services. So we started to accumulate assets that we thought would be a value to our clients. We also started to build a kind of global management team. And as we start to take advantage of some of these industry trends, we’re basically building a franchise for technology services for the global investment community.

Consistent with the strategy that I put up earlier, and, as I mentioned, our goal is to triple the size of this business that we inherited, or that we had in 2009, and to double the margin in this business. We think the assets that we’ve acquired, the people that we have, and the offerings that we’re able to provide to people today who oftentimes in-source things that we may be able to provide more efficiently for them, is kind of unique in the marketplace and we’re really competing more against peoples’ internal resources than we are against other companies based on our product positioning. So we’re very excited about this business.

It’s a complicated segment. It’s not a very large segment. [Let’s] talk about the revenues. But this chart shows you — these are the different products under the three categories that we operate within the technology segment. The data services is more in the market data area. You got the transaction services. A year or so ago we bought a company called NYFIX, which manages connectivity between the buy side and the sell side. And then we have the infrastructure services like safety and the co-location services which are expanding as we open our new data centers.

As I said, a second part of the story continues to be the cost story. We have a great historic story on a constant dollar, constant portfolio basis. We’ve removed over $600 million of cost from the time of the merger. And if I took our head count and normalized it for M&A activity, we actually would have had about 5,000 people kind of prior to the merger and we’re now down to slightly less than 3,000 people. That’s been great.

The question is, what are you going to do in the future? We reported very strong costs in 2010, below the low end of the guidance at $1.678 million. And we’ve given guidance now that we expect, despite new initiatives, despite Corporate Board Member, despite investments and new clearing, we expect our fixed costs to be less than $1.650 in 2011.

Kind of the third stool of the story is our strong balance sheet. As I said, over the last couple years, in executing our strategy, building out our data centers, acquiring some of these companies that are helping us with our technology strategy, we have spent a decent amount of money. And we are a company that is conscious of leverage and want to keep a strong balance sheet.

We’re really pleased to show you what’s on this chart is our year-end balance sheet that we have about $2.1 billion of long-term debt pretty well financed. We only had $300 million of short-term debt that was financed through commercial paper. We have more than that in cash on hand. We have $400 million of cash on hand.

Our leverage at year-end was 2.2 times, which is kind of in line with our long-term guidance. And we had the A ratings that we were seeking, with both rating agencies actually upgrading their outlook to stable.

So in summary, with CapEx declining as our data centers finish with our growth prospects improving, our balance sheet already at the level we want it, we believe we had ample free cash flow, and do have ample free cash flow, going forward for not only maintaining our dividend but looking at shareholder value-type propositions as well as strategic M&A.

Some of those plans obviously need to be considered in light of the Deutsche Boerse merger, but that said, the company maintains a strong balance sheet and is guiding for a very strong cash flow year for 2011.

A couple slides on the merger, and then we’ll take a few questions. As Mike mentioned, on February 15th, we announced this — or the historic merger between Deutsche Boerse Group and NYSE Euronext. We believe this is — the two businesses offer a complementary set of assets and this is a strategically compelling transaction.

There are significant cost synergies and there are also revenue synergies that come with this deal. Together we would perform the — be the leader in derivatives and risk management. We’d be the largest, most recognized capital raising venue listing revenue venue, in the world. And we’d also be a compelling provider of the technology service information content.

Both companies had a similar strategy and a similar vision toward the business and, when you put the two assets together, really nothing’s changed other than we’ve been able to scale up and, I think, fill in some of the gaps that the two of us had.

A little bit of small print here, but I thought I’d give you a quick overview for those of you new to this. On the transaction terms, it’s 100% stock consideration, stock for stock. The company will form a new Dutch holding company where NewCo will be based. There will be an exchange offering for the Deutsche Boerse shares, and the NYSE shares will merge with NewCo following a shareholder vote. Every shareholder of NYSE will get .47 shares of NewCo. So to some degree our two stocks already are beginning to get aligned.

We’ll have an integrated board and integrated management team, kind of taking the best of breed of both companies. Reto Francioni will be the Chairman of the new venture, and Duncan Niederauer will be the CEO. And the management team will be made up of executives from both companies. The business will be duly headquarter in Frankfurt and Paris — in Frankfurt and New York — excuse me — with key locations in Paris, Luxembourg, and the UK. Got the French excited there for a second.

When you look at the portfolio of businesses, as I said, both companies are executing kind of similar strategies. This is the kind of pre-merger way in which these businesses looked at each other. So if you — I already went through the bottom part of this chart — we have three segments and this is our makeup of our revenues, 2010. Deutsche Boerse had four segments. Settlement and custody business was with Clearstream, derivative, cash trading and listings, and market data [and] analytics.

When we look at the two businesses together, although certain decisions have yet to be made about segments, you see this pro forma combination on the right of this chart where we have four businesses where derivatives are now 37% of the business, market data and technology are 14, and the settlement and custody business is 20% of the combined revenues, with cash trading and listings being 29%. We like cash trading and listings, it’s a great business, but it is a more competitive space, and going from where we were a year ago of 57% to 49, and then combining two businesses and then having a combined profile of only 29% of the revenues tied to this, I think it’s fair to say that we’ve changed the growth profile of the combined company and it will be easier to see and realize top-line revenue growth.

I mentioned earlier — I won’t dwell on this chart, we’ve talked about it a lot — but there are a significant amount of synergies we expect from this transaction. We’ve identified 300 million euros or $400 million worth of synergies [for] the end of year three. That’s about 13% of the combined cost base. Clearstream is sort of a stand-alone business, so if you take Clearstream out, it’s a higher percent of the cost base.

We’ve broken the synergies into these four categories. They’re pretty intuitive, so I’m not going to go through it, but basically there are business overlaps in three areas. Both businesses have options exchanges in the US. Both businesses have cash equity platforms in Europe. And both businesses have European derivatives. There will be costs saved across each of those three businesses, but clearly the technology integration savings and data center integration savings, very similar to what we experienced with NYSE and Euronext.

I mentioned earlier about the clearing. We were building two European clearinghouses. They have two European clearinghouses. This is a savings in avoiding some of the build costs on our part and also there’ll clearly be synergies on combining those operations. And, of course, you got two public traded companies that are merging, so you’ve got duplicate corporate, administrative, board costs, et cetera.

So we’re pretty confident on these synergy savings. A lot of the savings will come from Europe and the time lines are a little more challenging when you’re talking about synergies in Europe. So we’ve put the — a three-year time horizon on when we would realize these synergies.

I’m not going to go through this in too much detail. Also we’ve identified, however, 100 million euros worth of revenue synergies. They’re coming from a number of categories. I would just summarize by saying clearing. We currently have a number of the clearing of NYSE Euronext listed products are being cleared with Clearnet SA. To the extent that we can bring that in-house, we can get that revenue into our P&L and not having to use an outsourcer.

There’s a number of other areas where we’re going to integrate client connectivity. Clients will be able to trade Liffe and [Euronext] products from the same access point. There’ll be easier access to the German and Euronext stocks, et cetera, which should [have] opportunities. They have a [Pan] European indices with stocks that we’ll be able to kind of cross sell. And there’s a number of other areas where we see benefits where each company can kind of demonstrate or pick up on each other’s best practices.

Last slide. A little bit of timing. One of the reasons why we’re here today, some people question, we’re in the middle of a merger and maybe it’s best to stay away from the shareholders. I think both us and the Deutsche Boerse management feel important that we stay in front of our shareholders. The nature of this deal does have a pretty big time line. We are targeting the end of the year to close the deal. We’re still running independent companies as we speak, and we think it’s important to stay in front of our shareholders and share the information.

The two [key] time lines that we see, which are listed here, is the respective shareholder votes, which are on a similar time line and should both happen around the summertime. We’ll file the F4, we’ll make a filing in Germany with BaFinm, and then the respective shareholders will vote or tender their shares. And then there’s the regulatory process, most specifically, the competitive reviews. That’ll take place in the US and Europe where there is some business overlap. We anticipate those reviews, based on kind of past practices, taking the longer of the lead time which is why we’re guiding towards the end of 2011 for the transaction.

So with that, I think we would open it up to some questions.

Unidentified Participant: I’ll start it off while the mike’s going around. Mike, just on the merger, why did the company feel this is the right time to pursue this merger with Deutsche Boerse?

Mike Geltzeiler: Yes. I mean, we and Deutsche Boerse both were — are consistently strategically analyzing their businesses. I think, as you can see from this presentation, this merger is strategic, compelling, and the companies really complement each other. So I think both companies independently first determined that we were the right fit for each other. And I think when the dialogue began, it was a process that internally both companies had reached that conclusion.

Secondarily, from our vantage point, we see a big opportunity in clearing. We were building out our clearing. There was some time lags as to when we would have the European clearing up and running. We see some benefits in the over-the-counter market for that, and we see really to sort of have completed the build and then potentially down the road to think about a merger would have been sort of wasting some money and losing some time. So there is an opportunity, really, to sort of accelerate that aspect of the assets and move forward.

So, anyway, I think both businesses, the dialogue was good, the culture was good, the shared vision on the strategy is good, and, obviously, both boards approved the transaction.

Unidentified Participant: Okay.

Unidentified Audience Member: You talked about fragmentation of exchange venues, or execution venues. What does that mean for broad trends in market share going forward and also for pricing? And what are the key elements for success?

Mike Geltzeiler: Yes. We’re not a — people could hear the question, right?

Unidentified Participant: Yes.

Mike Geltzeiler: Okay. Good. So the — I mean, what we’re basically saying is that we’re not — we’re not negative on our cash trading and listings. I don’t really want to leave you with that impression. The issue is that the regulatory environment has changed with MiFID in Europe and clearly in the US a number of years ago. And there is some fragmentation. And that fragmentation has resulted in share fragmentation and reduced pricing.

We’re pretty pleased with how our respective businesses are performing. We’ve seen stability in pricing for a period of time in both markets. In the US, actually, we’re now probably eight quarters in stable to slightly accretive revenue capture in this market, so I think that you never really know, but I think the market is pretty fully penetrated now with market participants, it’s not easy to buy share. And I think the pricing has found sort of an equilibrium. So we are seeing stability there.

We’re also seeing stability in our share. It’s a little unnerving that we do continue to see a significant amount of volume trade off exchanges. I know that’s something that’s being looked at by the regulators. But in terms of the share that we can control and the share that trades on exchanges and the pricing, we are seeing that stability.

So I think calling the cash trading and listings stable, I wouldn’t have been able to say that two or three years ago, there was still decline.

Europe is a little more in its infancy in the competitive [battle], competitive framework. But a number of the MTFs have gotten a decent share of the market. We’ve seen stability in our share, in our — in the four principal markets we operate in, around 70% in those four markets. We’re also seeing stability in pricing. We’ve made a number of tweaks to our pricing to be competitive, also reflect, we think, a better offering for customers.

So we saw some pretty big price reductions in ‘09, because it followed the MiFID introduction. But we’re now seeing some stability there and we’re also — we know the regulators are revisiting MiFID as well. So I think it’s nice to see that there hasn’t been a lot of new venues opening up in both Europe and the US for cash trading. So I think the markets are kind of fully penetrated at this stage. And we’re calling it stable with a focus on volumes. As you can see, if European cash volumes, which they’ve been in the first two months, are growing, we’ll report higher revenues.

Unidentified Audience Member: Yesterday in this room the CME folks were speaking and they argued that their US interest rate futures business was safe because the liquidity pools are insurmountable in their view. What’s your strategy to bring liquidity to NYSE Liffe US futures? I know obviously the cross margining gives benefit to the big banks, but then they’ve got a cross-margining strategy, I guess, a two-pod strategy that has benefits more for the buy side?

Mike Geltzeiler: Yes, we heard about those comments. I mean, look, we don’t like to talk disparagingly about our competitors. I mean, we’re very excited about our launch, our NYPC launch and our Liffe US launch. We think it’s interesting, I mean, imitation is the best form of flattery, and it is interesting that on one hand they say the cross margining and margin efficiency isn’t that important, yet they’re offering something similar, or attempting to offer something similar.

I think we’re getting our validation from our initiative where we, as you’re aware, we’re partnering with DTCC. DTCC is owned by the banks. Our NY — our Liffe US initiative is a venture with a number of very large market participants. This isn’t just a build it and hope people will come. There are people putting significant amount of capital, energy, they’re — we have hundreds of exchange members that are signed up for Liffe and a number of members soon to be announced that have signed up to be clearing members and are putting capital behind it. So we’re getting all the positive validation that we think we need, people looking for choice that they actually — for those market participants who do hedge, and that this is a very viable alternative offering.

So we’re pretty excited about it. We’re, as I said, going to launch in the next couple weeks. And we will see. I think if you dive into the details of their competitive offering versus ours, it’s not really the same. It does offer some additional cross marginings, but a lot of the — a lot of the margin on — we’re offering margin efficiency on the fixed side as well as on the future side, and a lot of the margin efficiency also, and a lot of the margins on the fixed side comes from the [repos], and, as I understand it, that may not be part of their offering.

So again, we don’t want to sort of dissect each other’s offering. I think it’s — they’ve recognized that the marketplace is looking for capital efficiency [and margin] efficiency, and that is a — something to offer. I think there’s no doubt that they’re a liquidity hub, they’re a formidable competitor, and I think, look forward to reporting in a couple of months how we’re performing in this business.

Unidentified Audience Member: In the long term, is your view of this that it ends up with one of the two players, be it you or them, who knows, dominating it? Or is this a market that it’s so large that there’s enough liquidity to fund two liquidity hubs in this business?

Mike Geltzeiler: We don’t really want to project, I mean, there are precedences in the energy side where there are multiple market participants and one could have — run a very viable business, as ISE does with less than 50% of the market in the energy side. So we do think it’s a very large market. We’ve been really adamant about that, if we were just coming in with a me-too product, we probably would not be entering this space. So it was the capital efficiency and the partnership with NYPC that excited [us] about the opportunity. It’s the confirmation we’re getting from clients. This is something they want and the value they see in this that has us excited about the opportunity.

Unidentified Audience Member: I’ll just jump in. Similar question, but, do you have any short-term or long-term market share goals for NYPC? What would you consider a success for the venture?

Mike Geltzeiler: We’re being a little hesitant on that at this stage. We’ll — I think that’s something I’d rather address in a few months. I mean, we have been pretty adamant about that we don’t see this as something — success would not be a couple percentage points of the market. And this is something that we’ve built. We’ve put a lot of money into it with our partners. It’s a pretty big investment on our side. And we’re looking for some scale. And this is not plod along for a couple of years with 2% market share. If we don’t get some scale, then I guess one could argue the marketplace spoke, so we are — we’d rather not give you a specific target, but we are looking for some success here.

Unidentified Participant: If there’s no questions, I’ll throw out one more.

Unidentified Audience Member: I have one now.

Unidentified Participant: Oh.

Unidentified Audience Member: I’m trying to understand how you be able to convince regulators in Europe and in the United States that this deal would not — that this deal will basically pass anti-trust regulation. I mean, you got — as far as I understand it, Europe on futures is essentially, it’s just two companies, Liffe and Deutsche Boerse, if they merge, that’s it. There’s no other competition there. And here in the United States you have a lot of misplaced sentiment about the new stock exchange being a [national] treasure, this, that, and the other. So there’s obviously some motivation for lawmakers to block the deal wherever they can. Just it, — help me understand this. And then secondly, would you contemplate a competitive offer from somebody else, be it in the NASDAQ in collaboration with the CBOE, which I think I read somewhere, something along those lines?

Mike Geltzeiler: Wow, a lot of questions. Okay. I mean, obviously we’re moving forward with this transaction. I hear what you’re suggesting. I actually feel that the rhetoric which was pretty pronounced early on, we continue to — as we continue to put facts on the table and are able to meet now that we’ve announced this transaction properly with the regulators around the world, the dialogues are going well. On the US side, I mean, as we’ve said over and over again, the transaction has absolutely nothing to do with the NYSE. There is no overlap. Deutsche Boerse has one US asset. It’s an options exchange called ISE.

So why this has anything to do with the NYSE, per se, in terms of a merger of these two businesses, NYSE is already a merger of equals between Euronext and NYSE. There’s a precedent for it. We have a college of regulators. Each regulator regulates their respective markets. So this isn’t the first time, it’s not — that a European business in our space and the NYSE, never mind a US business, has gotten together.

In terms of the European stuff, I don’t want to lay out our whole argument, but you — I think we would not argue as you asked the question. We see derivatives as a global marketplace, five times as many derivatives trade over the counter as trade on exchanges. Deutsche Boerse and Liffe do not — Euronext and Liffe do not offer the same products. We don’t believe that we even compete with each other. The focus would be on, again, capital efficiency for our clients, single connectivity. Everywhere in the world where people trade, interest rate futures are able to trade the short and the long end of the curve through the same firm, you do it in the US.

So it really is about coming up with [formidable] competitors. It’s a worldwide marketplace, not a European marketplace. And the marketplace is considerably larger than listed derivatives. And I think if you listen to all that happened in the financial crisis and Dodd-Frank and what the regulators are looking for, really the solution is and — is more transparency, is counterparty clearing, et cetera, and these are the type of things that this company would be able to offer.

In terms of a competing offer, whatever, we’ve heard the rumors and the dialogue. We are a public company. We have independent boards. You can read the BCA. There is a process for a superior bid to come in and for it to be evaluated by the respective company. So it’s not my view or what I think, [if] something was to come in it’d be evaluated as one would expect.

Unidentified Participant: I think that pretty much wraps up the time. I want to thank NYSE Euronext and Michael for presenting.

Mike Geltzeiler: Thank you. Thanks, Mike.